SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, D.C. 20549

             FORM 11-K
             ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


 BIRMINGHAM STEEL CORPORATION 401 (k) PLAN
     (Full Title of the Plan)

     BIRMINGHAM STEEL CORPORATION
  1000 URBAN CENTER DRIVE SUITE 300
            BIRMINGHAM, AL 35242
 Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

       Birmingham Steel Corporation
              401(k) Plan

          Financial Statements
        and Supplemental Schedules
 Years ended December 31, 1997 and 1996
   with Report of Independent Auditors

          Birmingham Steel Corporation 401(k) Plan


             Financial Statements
          and Supplemental Schedules


   Years ended December 31, 1997 and 1996
                                                                     Contents

Report of Independent Auditors............................................F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................F-2
Statements of Changes in Net Assets Available for Benefits................F-3
Notes to Financial Statements................................... .........F-4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...............F-12
Line 27d - Schedule of Reportable Transactions...........................F-13

                                        Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Birmingham Steel Corporation 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 basic financial statements taken as a whole.


                                          /s/ Ernst & Young LLP

June 25, 1998

       Birmingham Steel Corporation 401(k) Plan
  Statements of Net Assets Available for Benefits


  F-2
                                               December 31
                                          1997                  1996
                                  ---------------------------------------------

Assets
Cash and cash equivalents        $             161     $               -
Investments                             56,996,490            46,788,921

Receivables:
   Employer contributions                1,032,426               947,214
   Employee contributions                  463,510               426,732
   Employee loans                        4,299,285             3,468,650
   Accrued interest                         12,773                 9,687
                                  ---------------------------------------------
                                         5,807,994             4,852,283
                                  =============================================
Net assets available for benefits   $   62,804,645     $      51,641,204
                                  =============================================

See accompanying notes.

                  Birmingham Steel Corporation 401(k) Plan

         Statements of Changes in Net Assets Available for Benefits


 F-3
                                             Year ended December 31
                                             1997                  1996
                                   -------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of
          investments               $       1,905,128     $       1,967,108
     Interest                               3,930,474             2,998,756
     Dividends                                111,396               108,493
                                 -------------------------------------------
                                            5,946,998             5,074,357

   Contributions:
     Employer                               3,264,314             2,902,244
     Employee                               6,274,018             5,245,362
                                  ------------------------------------------
                                            9,538,332             8,147,606
Deduction from net assets attributed to:
   Payments to participants                (4,321,889)           (3,718,989)
                                 -------------------------------------------
Net increase                                11,163,441             9,502,974

Net assets available for benefits:
   Beginning of year                        51,641,204            42,138,230
                                 -------------------------------------------
   End of year                       $      62,804,645     $      51,641,204
                                 ===========================================

See accompanying notes.

              Birmingham Steel Corporation 401(k) Plan

                  Notes to Financial Statements

                       December 31, 1997 and 1996

  F-4
1. Description of the Plan

General

The Birmingham Steel Corporation 401(k) Plan (the "Plan"), is a defined contribution plan established effective as of August 15, 1984. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Participation

The Plan covers substantially all employees of Birmingham Steel Corporation and an affiliated company (collectively, the "Company"). Employees may begin participation in the Plan at the earlier of the January 1, April 1, July 1 or October 1 following employment.

Company Contributions

Company contributions to the Plan are accrued in the period in which they become obligations of the Company. In 1997 and 1996, the Company contributed to each participant's account an amount equal to the sum of (a) 5% of each participant's compensation up to $10,000; plus (b) the lesser of: (i) the amount of each active participant's employee contributions, or (ii) 3% of each participant's eligible compensation. The Company may, from time to time, change the method of determining its contribution.

Employee Contributions

Participants may make employee contributions to the Plan by electing to reduce their gross pay in an amount which is not less than one percent or more than fifteen percent of annual compensation, subject to certain limitations.

Participant Accounts

The Plan provides for the establishment of an employee account and an employer account for each participating employee. Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Generally, employer contributions are allocated to participants' accounts at the

                Birmingham Steel Corporation 401(k) Plan

  F-5
1. Description of the Plan (continued)

time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of employer contributions are based on eligible annual compensation as defined in the Plan agreement. Benefit payments to participants are based upon vested balances in the employee and employer accounts at the date of benefit determination.

Vesting

Participants are immediately vested in their employee account including allocated earnings thereon. Vesting in their employer account is based on years of continuous service. Service for vesting begins with the participant's employment date, but not prior to July 1, 1980. Participants are fully vested at the earlier of death, disability, reaching normal retirement age or in accordance with the following schedule:

Years of                                                               Vested
Service                                                              Interest
-----------------------------------------------------------------------------
------------------------------------------------------------------------------

Less than 1                                                                0%
      1                                                                   20%
      2                                                                   40%
      3                                                                   60%
      4                                                                   80%
5 or more                                                                100%

Forfeitures

Forfeitures of participants' non-vested interest in Company contributions, and allocated earnings thereon, may be used to offset the annual Company contributions to the Plan. There were no forfeitures used to reduce the Company's contributions in 1997 and 1996.

Payment of Benefits

Upon termination of service, participants may receive either (a) a single sum payment, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the Committee).

F-6
1. Description of the Plan (continued)

Investment Programs

The Plan allows participants to direct the investment of their accounts by selecting among seven investment alternatives:

    o    A fund comprised primarily of the common stock of the Company;

    o A collective trust which invests in fixed income securities such as guaranteed investment contracts (GIC);

    o    A basic value fund composed primarily of common stocks;

          A capital fund composed of stocks and bonds;

    o    A special value fund composed of stocks and bonds;

          A global allocation fund composed primarily of common stocks and fixed income securities of both domestic and foreign companies; and

          A collective trust which invests in equity securities listed in the S&P 500 stock index.

Except for the Birmingham Steel Corporation Stock Fund, the investment funds and trusts are managed by the trustee of the Plan, Merrill Lynch Trust Company, or by an affiliate of the trustee (hereinafter referred to as the Trustee). All assets held in the investment funds, including Birmingham Steel Corporation common stock, were purchased in the open market and are held by the Trustee.

Loans

The Plan allows Participants to borrow up to one-half of their total vested account balance up to a maximum of $50,000. Loans may be repaid over terms up to five years (fifteen years for loans used to purchase residential property) and include a reasonable rate of interest.

               Birmingham Steel Corporation 401(k) Plan

F-7
2. Summary of Accounting Policies

Investments

Investments in common stock, mutual funds and trusts are stated at their quoted market values. Other investments are stated at cost, which approximates market values. Investment transactions are recorded as of the trade date. Cost of common stock and mutual fund shares is determined by the specific identification method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 1997, approximately 7% of the Plan's assets are invested in the common stock of the Company and approximately 83% of the Plan's assets are comprised of investments in mutual funds or trusts managed by the Trustee. The seven investment options offered to participants are designed to provide each participant the opportunity to diversify the investment of their accounts. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the trustee at any time.

At December 31, 1997, approximately 4% of the Company's labor force is employed under a collective bargaining agreement.

                Birmingham Steel Corporation 401(k) Plan

F-8
3. Investments

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1997 and 1996 are as follows:


                                                                      1997
                                        ------------------------------------------------------------------
       Name of Issuer and Title                Shares             Market Value              Cost
----------------------------------------------------------------------------------------------------------


Birmingham Steel Corporation
   common stock                                    296,385       $      4,668,090      $      5,460,111
Merrill Lynch Retirement
   Preservation Trust                           24,661,553             24,661,553            24,661,553
Merrill Lynch Basic Value Fund                     359,381             13,325,831            10,150,715
Merrill Lynch Capital Fund                         314,314             10,846,962             9,374,484

                                                                      1996
                                        ------------------------------------------------------------------
       Name of Issuer and Title                Shares             Market Value              Cost
----------------------------------------------------------------------------------------------------------

Birmingham Steel Corporation
   common stock                                    274,622       $      5,217,825      $      5,209,721
Merrill Lynch Retirement Preservation
   Trust                                        22,296,663             22,296,663            22,296,663
Merrill Lynch Basic Value Fund                     301,327              9,341,136             7,544,200
Merrill Lynch Capital Fund                         278,174              8,637,295             7,903,005



Net appreciation (depreciation) in fair value of investments for the years ended December 31, 1997 and 1996, including securities sold during the year, was as follows:

                                            1997                  1996
                                  ---------------------------------------------

Birmingham Steel Corporation
common stock                        $        (861,197)    $       1,080,167
Mutual funds                                2,766,325               886,941
                                  =============================================
                                    $       1,905,128     $       1,967,108
                                  =============================================

                 Birmingham Steel Corporation 401(k) Plan

F-9
4. Investment Programs

Net assets available for benefits at December 31, 1997 and 1996 for each of the Plan's investment programs are as follows:


                            Stock     Preservation   Basic     Capital     Special    Global     Equity      Loan
                            Fund         Trust       Fund        Fund        Fund      Fund      Trust       Fund           Total
                           --------------------------------------------------------------------------------------------------------


December 31, 1997
Cash and cash equivalents $       -   $      161  $        -  $        - $        -  $        -  $      -  $        -  $       161
Investments               4,668,090   24,661,553  13,325,831  10,846,962  1,630,473   1,444,455   419,126           -   56,996,490
Receivables:
   Employer contributions    71,134      523,594     171,717     154,405     48,064      46,886    16,626           -    1,032,426
   Employee contributions    39,905      196,105      85,409      76,916     29,058      26,597     9,520           -      463,510
   Employee loans                 -            -           -           -          -           -         -   4,299,285    4,299,285
   Accrued interest               -       12,773           -           -          -           -         -         -         12,773
                          ---------------------------------------------------------------------------------------------------------
                            111,039      732,472     257,126     231,321     79,122      73,483     26,146  4,299,285    5,807,994
                          =========================================================================================================
Net assets available for
benefits                 $4,779,129  $25,394,186 $13,582,957 $11,078,283 $1,707,595  $1,517,938   $445,272 $4,299,285  $62,804,645
                         ==========================================================================================================

December 31, 1996
Investments              $5,217,825  $22,296,663  $9,341,136  $8,637,295 $  468,315  $  827,687  $      -  $         - $46,788,921
Receivables:
   Employer contributions    55,887      557,684     147,288     139,587     19,302      27,466         -            -     947,214
   Employee contributions    28,539      225,737      77,371      72,890      9,345      12,850         -            -     426,732
   Employee loans                 -           -            -           -          -           -         -   3,468,650    3,468,650
   Accrued interest               -        9,687           -           -          -           -         -            -       9,687
                          ---------------------------------------------------------------------------------------------------------
                              84,426     793,108     224,659     212,477     28,647      40,316         -   3,468,650    4,852,283
                          =========================================================================================================
Net assets available for
benefits                  $5,302,251 $23,089,771  $9,565,795  $8,849,772  $ 496,962    $868,003  $      -  $3,468,650  $51,641,204
                          =========================================================================================================


F-10
4. Investment Programs (continued)

Changes in net assets available for benefits for the years ended December 31, 1997 and 1996 for each of the Plan's investment programs are as follows:




                           Stock    Preservation    Basic      Capital    Special     Global    Equity         Loan
                           Fund        Trust        Fund        Fund       Fund        Fund     Trust          Fund         Total
                         ----------------------------------------------------------------------------------------------------------

Net assets  available
for benefits
 as of December 31,
1995                     $3,845,991  $20,274,320  $7,013,245  $7,656,453  $153,392  $  275,296  $       -   $2,919,533  $42,138,230
Investment income         1,188,660    1,225,872   1,310,317     963,522    67,731      81,056          -      237,199    5,074,357
Contributions               621,276    4,307,295   1,421,818   1,382,554   143,246     271,417          -            -    8,147,606
Fund transfers              119,427     (749,155)    177,722    (436,302)  136,895     247,298          -      504,115            -
Payments to participants   (473,103)  (1,968,561)   (357,307)   (716,455)   (4,302)     (7,064)         -     (192,197)  (3,718,989)
                        -----------------------------------------------------------------------------------------------------------
Net assets  available
for benefits
 as of December 31,
1996                      5,302,251   23,089,771   9,565,795   8,849,772   496,962     868,003          -    3,468,650   51,641,204
Investment income          (749,801)   1,402,932   2,854,305   1,878,805   152,983     111,650     15,278      280,846    5,946,998
Contributions               792,782    4,256,671   1,762,041   1,540,382   522,014     579,452     84,990            -    9,538,332
Fund transfers             (420,235)  (1,607,580)    438,506    (286,506)  653,452      19,616    345,004      857,743            -
Payments to participants   (145,868)  (1,747,608) (1,037,690)   (904,170) (117,816)    (60,783)         -     (307,954)  (4,321,889)
                      -------------------------------------------------------------------------------------------------------------
Net assets  available
for benefits
 as of December 31,
1997                     $4,779,129  $25,394,186 $13,582,957 $11,078,283 $1,707,595  $1,517,938  $ 445,272   $4,299,285 $62,804,645
                      =============================================================================================================


F-11
5. Income Tax Status

The Internal Revenue Service has ruled on May 15, 1996 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from tax pursuant to Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions with Parties-In-Interest

During the years ended December 31, 1997 and 1996, the Plan received $111,396 and $108,493, respectively, in cash dividends on common stock of the Company held by the Plan. The Trustee executed all investment transactions for the years ended December 31, 1997 and 1996. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7. Plan Termination

Although management has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Securities Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts in accordance with the provisions of the Plan.

8. Accounts of Terminated Employees

Under the provisions of the Plan, the individual accounts of terminated employees may remain in the Plan until a break in service, as defined, occurs. The accounts of such employees share in the allocation of investment income but are not allocated a share of annual Company contributions. Once such employees experience a break in service, the vested portion of their accounts will be paid in accordance with the provisions of the Plan. At December 31, 1997 and 1996, approximately $2,350,000 and $2,653,000, respectively, of the net assets of the Plan were allocated to terminated employees. Of these amounts, $160 and $494,660 related to terminated employees who had requested distribution but are included in net assets available for benefits in the accompanying financial statements as of December 31, 1997 and 1996, respectively. This amount has been reported as a liability in the Plan's Form 5500.

                   Birmingham Steel Corporation 401(k) Plan

       Line 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1997

                              EIN 13-3213634
                              Plan No. 001


F-12



                                         Number of Shares or
       Name of Issuer and Title          Principal Amount                Cost              Current Value
----------------------------------------------------------------------------------------------------------

Investments:
Birmingham Steel Corporation
   common stock*                                   296,385       $      5,460,111      $      4,668,090
Merrill Lynch Retirement Preservation
   Trust*                                       24,661,553             24,661,553            24,661,553
Merrill Lynch Basic Value
   Fund*                                           359,381             10,150,715            13,325,831
Merrill Lynch Capital Fund*                        314,314              9,374,484            10,846,962
Merrill Lynch Special Value Fund *                  83,486              1,647,761             1,630,473
Merrill Lynch Equity Index Trust *                   6,411                402,500               419,126
Merrill Lynch Global Allocation Fund *             102,154              1,513,615             1,444,455

Employee loans to be repaid over terms up to five years
(fifteen years for loans used to  purchase  residential
property)  and include a  reasonable  rate of
   interest *
                                                                        4,299,285             4,299,285
                                                              --------------------------------------------
                                                                 $     57,510,024      $     61,295,775
                                                              ============================================


* Indicates party-in-interest to the Plan.


F-13
                      Birmingham Steel Corporation 401(k) Plan

            Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997

                                 EIN 13-3213634
                                  Plan No. 001


                                             Number of                                              Current Value of
                                Number of    Shares or      Purchase    Selling        Cost            Asset on
Name of Issuer and Title      Transactions   Face Value       Price      Price       of Asset      Transaction Date      Net Gain
-----------------------------------------------------------------------------------------------------------------------------------

   Merrill Lynch Retirement
     Preservation Trust
     Purchases                      657      7,782,498     $7,782,498  $         -   $ 7,782,498    $   7,782,498     $           -
     Sales                          502      5,417,608              -    5,417,608     5,417,608        5,417,608                 -

Merrill Lynch Basic Value Fund
     Purchases                      361        122,835      4,423,770            -     4,423,770        4,423,770                 -
     Sales                          317         56,785              -    2,011,143     1,627,718        2,011,143           383,425

Merrill Lynch Capital Fund
     Purchases                      347         91,752      3,102,191            -     3,102,191        3,102,191                 -
     Sales                          360         52,710              -    1,775,227     1,543,937        1,775,227           231,290



                                                               EXHIBIT 23


            Consent of Ernst & Young LLP, Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-23563) pertaining to the Birmingham Steel Corporation 401(k) Plan of our report dated June 25, 1998, with respect to the financial statements and schedules of the Birmingham Steel Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                                      /s/Ernst & Young LLP
                                                      --------------------
                                                         Ernst & Young LLP




Birmingham, Alabama
June 25, 1998

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    June 29, 1998

         BIRMINGHAM STEEL CORPORATION
         401(k) PLAN


         by:      Birmingham Steel Corporation




         Philip L. Oakes
         --------------------------------------------------
         Philip L. Oakes - Member of the
         Employee Benefits Committee of
         the Plan and Vice President -
         Human Resources